UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

December 27, 2005

Mitsubishi UFJ Financial Group, Inc.

Regarding Submission of Progress Report on Plan to Revitalize Management

Mitsubishi UFJ Financial Group, Inc. (MUFG; President and CEO: Nobuo Kuroyanagi) has submitted to the Financial Services Agency its progress report for the first half of the fiscal year ending March 31, 2006 (the six months ended September 30, 2005) regarding the plan to revitalize management originally submitted by UFJ Holdings, Inc., according to the Law relating to Emergency Measures for Early Reconstruction of Financial Systems.

Progress Report

on

Plan to Revitalization

Management

(As of September 30, 2005)

(This report is a summary of the Japanese original)

Mitsubishi UFJ Financial Group, Inc.

(The former UFJ Holdings, Inc.)

(UFJ Bank Limited)

(The former UFJ Trust Bank Limited)

December 2005

Contents

Overview of Operations			P.1

1.	Summary of Financial Results for the First Half of the Fiscal Year ending March 31, 2006		P.2

2.	State of Implementation of Plan to Revitalize Management		P.5

	(1)	Progress in Rationalization

	(2)	Progress in the Disposal of NPLs

	(3)	Dividend Policy

	(4)	Progress in Other Items Included in the Plan

Supplementary Data			P.12

Overview of Operations

1. Summary of Financial Results for the First Half of the Fiscal Year ending March 31, 2006

(1) Status of operations and outlook

As a result of posting net losses in the fiscal years ended March 31, 2003 and March 31, 2004, the UFJ group has infringed the 30% rule for two consecutive fiscal periods. Reflecting its concern at the net loss reported in the fiscal year ended March 2005 and the suspension of dividend payments for common and preferred shares, the group is actively implementing measures to improve profitability in line with its business improvement plan. In addition, the group is implementing broad-ranging efforts to solve the non-performing loan (NPL) issue, carrying out sweeping restructuring, and working to establish a responsible business administration framework.

As a result, and following radical and concentrated action to dispose of NPLs, in the fiscal year ended March 31, 2005 we achieved the target for halving the NPL ratio and recorded net income for the first half of the fiscal year ending March 31, 2006 of ¥420.9 billion and we plan to resume dividend payments.

UFJ Bank + UFJ Trust Bank

Financial results for the first half of the fiscal year ending March 31, 2006 (the six month period ended September 2005) on a combined basis for UFJ Bank and UFJ Trust Bank are as follows:

(Gross Operating Profit)

Interest income declined along with a decline in lending mainly resulting from non-performing loans, and interest income from domestic bonds also declined. As a result, gross operating profit for the first half of the fiscal year ending March 31, 2006 was ¥626.7 billion, representing 46.6% of the plan for the fiscal year ending March 31, 2006.

(Expenses)

Expenses for the first half of fiscal 2005 were ¥269.3 billion, an increase of ¥2.5 billion compared to the first half of fiscal 2004, representing 48.1% of the plan for the fiscal year ending March 31, 2006.

(Business Profit)

As a result, business profit (before net transfer to the general reserve for bad debts and before depreciation of trust accounts) was ¥357.8 billion, a decrease of ¥35.1 billion compared to the first half of the fiscal year ended March 31, 2005, representing 45.4% of the plan for the fiscal year ending March 31, 2006.

(Ordinary Income)

Ordinary income for the first half of the fiscal year ending March 31, 2006 was ¥236.3 billion, representing 49.1% of the plan for the fiscal year ending March 31, 2006. One of the main factors was a decrease in credit related expenses (net transfer to general reserve + loss on NPL disposal + trust account write-offs) of ¥30.6 billion as business revitalization support for large borrowers was largely completed by the end of the prior fiscal period.

(Credit Related Expenses)

In the fiscal year ended March 31, 2005, in order to swiftly resolve the NPL issue, we proceeded with support for the business revitalization of large borrowers, and as part of this process we made large additions to reserves for bad debt. As described above, in the first half of the fiscal year ending March 31, 2006, bad loan disposals were ¥30.6 billion and the reversal of the reserve for bad debts was ¥346.1 billion. The reversal of the reserve for bad debts was in particular due to a large decrease in the balance of the general reserve for loan losses due to improvements in the businesses of borrowers and consequent improvements in their credit ratings. The reversal of the reserve for bad debts has been recorded as extraordinary income.

(Net Income)

As a result of a decrease in deferred corporate and other taxes, net income for the first half of the fiscal year ending March 31, 2006 was ¥420.9 billion, representing 137.6% of the plan for the fiscal year ending March 31, 2006.

(NPLs)

The NPL issue, which had been our top priority management issue, was largely resolved by the end of the fiscal year ended March 31, 2005, following a large reduction in the balance of problem loans. In the first half of the fiscal year ending March 31, 2006, as a result of continued efforts to reduce NPLs, the sum of the NPLs of subsidiary banks was approximately ¥1.3994 trillion, a decrease of ¥316.8 billion from the end of the previous fiscal year and the NPL ratio was 3.32%, a decrease of 0.8 percentage points from the end of the previous fiscal year.

(Capital Ratio)

As of the end of September 2005, on a provisional basis, the consolidated BIS capital ratio of UFJ Holdings was 11.67%, and those of UFJ Bank (consolidated) and UFJ Trust Bank (consolidated) were 11.67% and 11.66% respectively. Compared to the end of March 2005 these represented respective increases of 1.28, 1.18 and 1.76 percentage points.

(Trends in Retained Earnings)

As a result of the factors described above, for the first half of the fiscal year ending March 31, 2006 the sum of retained earnings at UFJ Holdings, UFJ Bank and UFJ Trust Bank (including separated companies) was ¥799.0 billion.

	(¥ billion)
	Fiscal 2004 (actual)	Fiscal 2005 Interim (actual)	Fiscal 2005 full year (plan*)
Anticipated trends in retained earnings	—	799.0	240.4

*	The plan referred to for fiscal 2005 is the UFJ Holdings business revitalization plan as presented in September 2004.

2. Outlook for fiscal 2005

On October 1, 2005 UFJ Holdings merged with Mitsubishi Tokyo Financial Group and the merged company commenced operations as Mitsubishi UFJ Financial Group.

For the full-year fiscal 2005 the forecast consolidated ordinary income of Mitsubishi UFJ Financial Group is ¥990.0 billion, and the forecast consolidated net income is ¥520.0 billion. These forecasts are calculated as the sum of the actual consolidated interim results of the former Mitsubishi Tokyo Financial Group (April 2005-September 2005) and forecasts for Mitsubishi UFJ Financial Group (October 2005 to March 2006).

Further, on the basis of the sum of Mitsubishi UFJ Financial Group and the former UFJ Holdings (the sum of the actual consolidated interim results (April to September) of the former Mitsubishi Tokyo Financial Group and those of the former UFJ Holdings (April to September) and the consolidated forecast of Mitsubishi UFJ Financial Group (October 2005 to March 2006) the forecast consolidated ordinary income for the full-year fiscal 2005 is ¥1.3450 trillion and the forecast consolidated net income is ¥930.0 billion.

2. State of Implementation of Plan to Revitalize Management

(1) Progress in Rationalization

Despite implementing its restructuring ahead of schedule, in the fiscal year ended March 31, 2004 the UFJ Group infringed the 30% rule as a result of recording its second consecutive year of losses. Reflecting its concern at the net loss reported in the fiscal year ended March 31, 2005 and the suspension of dividend payments for common and preferred shares, the Group has further strengthened its efforts to raise efficiency and reduce costs.

1. Number of Directors, Statutory Auditors and Employees

As of September 30, 2005, the number of directors and statutory auditors was 19, two fewer lower than that at March 31, 2005 and three less than planned for the fiscal year ending March 31, 2006. Due to an intake of 831 new graduates in April 2005, the number of employees as of September 31, 2005 was 19,751, an increase of 169 from March 31, 2005 and 42 more than the plan for the fiscal year ending March 31, 2006.

2. Number of Domestic and Overseas Branches

The number of domestic branches as of September 30, 2005 was 398, unchanged from March 31, 2005 and in line with the plan for the fiscal year ending March 31, 2006. The number of overseas branches as of September 31, 2005 was 18, unchanged from March 31, 2005 and in line with the plan for the fiscal year ending March 31, 2006.

3. Personnel expenses

Personnel expenses for the first half of the fiscal year ending March 31, 2006 were ¥88.1 billion, an increase of ¥3.5 billion from the first half of the previous fiscal year, representing progress relative to the plan for the fiscal year ending March 31, 2006 of 45.9%.

In recognition of the UFJ Group failing to achieve by a large margin the net income targets of the business revitalization plan for two consecutive fiscal periods, employee bonuses for the first half of the fiscal year ended March 31, 2005 were cut by 20% relative to those in fiscal 2003. Furthermore, in recognition of the net loss recorded and the suspension of dividend payments on both common and preferred shares in the fiscal year ended March 31, 2005, in the second half of the fiscal year ended March 31, 2005 and the first half of the fiscal year ending March 31, 2006, employee bonuses were cut by approximately 80% compared to the amounts in the fiscal year ended March 31, 2004.

In the first half of the fiscal year ending March 2006, due to the effects of overtime payments as a result of tasks performed preparing for integration with MTFG, the average monthly salary was ¥491,000, an increase of ¥11,000 from March 31, 2005 and ¥11,000 higher than planned for the fiscal year ending March 31, 2006.

4. Remuneration and bonuses for directors, statutory auditors and executive officers

In the first half of fiscal 2005, remuneration for directors totaled ¥83 million, a decrease of ¥67 million compared to the first half of the previous fiscal year, representing 25.2% of the plan for the fiscal year ending March 31, 2006.

As a result of UFJ Holdings, UFJ Bank and UFJ Trust Bank failing by a large margin to achieve profits in line with the business revitalization plan for two consecutive years, from July 2004 remuneration for all directors, statutory auditors and executive officers has been cut by approximately 30% on an annualized basis. Further, following the net losses recorded in the fiscal year ended March 31, 2005, as well as the suspension of dividend payments on both common and preferred shares, from October to December 2004 no monthly compensation was paid to the president of UFJ Holdings, the president of UFJ Bank, or the president of UFJ Trust Bank, and in respect of all directors, statutory auditors and executive officers in the second half of the fiscal year ended 2005 and the first half of the fiscal year ending March 31, 2006, we carried out a further reduction in remuneration averaging over 50% on an annualized basis.

In addition, it is our policy to withhold retirement benefits for directors and statutory auditors during the period when the payment of dividends on preferred shares is suspended. Even when dividend payments on preferred shares are reinstated the payment of retirement benefits will be carefully considered based on the responsibilities of each director, statutory auditor and executive officer.

Payment of bonuses for directors, statutory auditors and executive officers has already been suspended.

5. Non-personnel expenses

Non-personnel expenses for the first half of the fiscal year ending March 31, 2006 were ¥166.0 billion, a decrease of ¥1.9 billion from the first half of the previous fiscal year, representing 49.3% of the plan for the fiscal year ending March 31, 2006. Expenses related to automation totaled ¥65.1 billion, representing 48.2% of the plan for fiscal 2005. Excluding automation-related expenses, non-personnel expenses were ¥100.8 billion, partly reflecting increased expenditure on temporary staff, and this represented 50.09% of the plan for the fiscal year ending March 31, 2006.

UFJ Group has pursued a more thorough rationalization of its cost structure than before, and as a unified group has sought to raise business efficiency and implement cost cutting. The Group has introduced an ‘objective perspective’ in order to further improve operational efficiency and is pursuing thorough rationalization in cooperation with third-party consultants, as well as streamlining branch and headquarters operations and conducting a broad ranging review of cost management.

6. Personnel Expenses and non-personnel expenses

In the first half of the fiscal year ending March 31, 2006, personnel and non-personnel expenses totaled ¥254.1 billion, an increase of ¥1.6 billion compared to the first half of the previous fiscal year, representing 48.1% of the plan for the fiscal year ending March 31, 2006.

(2) Progress in the Disposal of NPLs

UFJ Group places the highest importance on resolving the NPL issue and has been addressing the issue as a top priority. We have strengthened our support for the business revitalization and restructuring of borrowers and taken intensive and thorough actions, mainly regarding large borrowers, as well as promoting the removal of NPLs from the balance sheet, and we have succeeded in reducing the balance of NPLs since the end of the previous fiscal year. As a result, as of September 30, 2005, the amount of NPLs greatly decreased to ¥1,399.4 billion, a decrease of ¥316.8 billion from March 31, 2005, and the NPL ratio declined to 3.32%, a decrease of 0.8 percentage points from March 31, 2005. In addition, when we carry out support for borrowers, for example through debt forgiveness schemes, activities are carried out following careful consideration of the following points from the perspective of economic rationality:

•	The likelihood of recovery of the remaining portion of debt following debt forgiveness

•	The effectiveness and economic rationality of the business revitalization plan

•	Clarification of the responsibility of the company’s management

•	The impact of the company on society

1. Initiatives for large borrowers

In the first half of the fiscal year ended March 31, 2005 UFJ Bank developed a framework to take intensive and thorough action, with regard to large borrowers. In June 2004 UFJ Bank set up a Corporate Restructuring Department in order to carry out fundamental revitalization and disposal of the bad loans of specific large borrowers whose performance may have a direct impact on the bank. Also UFJ Bank installed a section within the Credit Assessment and Audit Office in the Internal Audit Department that strengthens checking functions and specializes in large borrowers.

In addition, from fiscal 2005, the Corporate Advisory Group, which was set up in July 2002 in order to reinforce and expedite initiatives to resolve the NPL issue, was integrated into Corporate Banking. We continue to actively support the revitalization of corporate borrowers, utilizing the revitalization skills and expertise that we have developed.

2. Initiatives for small- and medium-sized companies

In March 2003, UFJ Bank and Merrill Lynch jointly established UFJ Strategic Partner Co., Ltd. (“UFJSP”) for the purpose of rehabilitating small- and medium-sized companies categorized as doubtful, quasi-bankrupt or bankrupt or below, and dealing with problem loans to these borrowers. Since fiscal 2004, the activities of UFJSP have been extended to include other loans, mainly those to borrowers classified as “under careful administration”, to assist more companies in returning to financial health. The UFJ Group has been steadily reducing the NPL balance by formulating revitalization plans and advising borrowers on implementation by combining UFJ Bank’s expertise and knowledge with those of specialists from outside the UFJ Group.

3. Preventing the occurrence of new problem loans

To prevent the occurrence of new problem loans, branch offices as well as credit administration departments and other head office departments act quickly at the first signs of a borrower’s need for help in improving and restructuring their operations and financial positions. The initial step is the formulation of a First Action Plan, whereby UFJ Bank openly discusses problems with the borrower. Following this stage, recommendations are made and concrete support for improving the borrower’s financial condition and business activities is implemented.

4. Improving the quality of the loan portfolio

Resolving the NPL issue demands actions both to deal with existing problem loans as well as efforts from a medium- to long-term perspective aimed at improving the quality of the loan portfolio. Based on the lessons learned in the past, the UFJ Group banks have been taking various steps in this regard. One theme is improving credit analysis by thoroughly focusing on the creditworthiness of each loan applicant without undue reliance on the value of collateral. Currently, the banks have been focusing on two high-priority issues to upgrade the overall quality of their loan portfolios: resetting loan interest rates at levels that accurately reflect credit risk and eliminating excessive concentrations of credit risk in a single borrower or group of companies. The UFJ Group also has been emphasizing its response to changes in the financial position of borrowers, providing assistance for the restructuring and rehabilitation of borrowers, and accelerating the final resolution of problem loans.

5. Elimination of excessive concentrations of credit risk

To minimize risks associated with the concentration of loans, guarantees and other forms of credit in particular industries and borrowers, the UFJ Group has established credit limit rules. The rules place a cap on credit extensions to individual borrowers and corporate groups in accordance with our internal rating of the individual credits. Enforcing these rules has allowed the UFJ Group to build a balanced loan portfolio in which risks are spread among many types of borrowers.

(3) Dividend Policy

From the standpoint of the public nature of a financial institution and maintenance of financial soundness, UFJ Holdings believes that it is fundamental to implement a stable dividend policy, while striving to expand internal reserves with consideration for the enhancement of shareholder value in the future.

UFJ Holdings reported a net loss on a non-consolidated basis for the fiscal year ended March 31, 2005, due to impairment losses on shareholdings in UFJ Bank and UFJ Trust Bank resulting from a significant net loss at each bank. Therefore, UFJ Holdings regrettably suspended dividends both for common and preferred shares in fiscal 2004. In addition, dividend payments for preferred securities issued by a subsidiary were also suspended.

(4) Progress in Other Items Included in the Plan

1. Securing Sound Financial Conditions at Subsidiaries through Subordinated Debts and Loans

In order to enhance the shareholders’ equity of the Group, UFJ Holdings procures funds through subordinated debts, loans and other methods, and utilizes such funds to subscribe for bonds issued by subsidiaries and to lend to subsidiaries.

However, as of September 2005, UFJ Holdings had no subordinated debt.

-Progress in Measures to Establish a Responsible Management System

1. Strengthening corporate governance in order to enhance profitability

In order to achieve the targets of the business revitalization plan the Group has taken a number of steps to enhance its revenue management framework.

2. Strengthening the internal control system

The UFJ Group conducts its businesses based on the Group management philosophy and with full consideration for the social and public nature of a financial institution. In order to secure fairness and transparency of management, and maximize management efficiency, we have established a corporate governance system that is based on the clear separation of governance and management.

3. Corporate governance at UFJ Holdings

As an organization in charge of decision-making and corporate governance, the Board of Directors at UFJ Holdings refines and reaches decisions on proposals regarding management policies and strategies that have been prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the Group’s value by monitoring and evaluating their performance, making appointments and setting remuneration.

The Board of Directors has six members, and in order to reinforce corporate governance and improve management transparency two of these are external members. The other four board members are the President & CEO of UFJ Holdings, an executive officer of UFJ Holdings, the President of UFJ Bank, and the President of UFJ Trust Bank. Presidents of UFJ Bank and UFJ Trust Bank serve as directors of UFJ Holdings to clarify the responsibility held towards the shareholders of UFJ Holdings by the top management of main subsidiaries.

4. Corporate Governance at Banking Subsidiaries

As an organization in charge of decision-making and governance, the Boards of Directors of banking subsidiaries reach and refine decisions on proposals regarding management policies and strategies that have been prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the Group’s value by monitoring and evaluating their performance, making appointments and setting remuneration.

Corporate auditors of subsidiaries also serve as corporate auditors of UFJ Holdings.

The Audit and Compliance Committee, established under the Boards of Directors of banking subsidiaries, monitors internal control systems and compliance, deliberates on policies and plans at internal auditing departments, selects external auditors, and deliberates on the structure and personnel affairs of internal auditing departments.

UFJ Holdings

(Supplementary Data)

Table 1-1 Summary of Financial Trends and Projections (UFJ Holdings, Inc.)

1. Balance Sheets

(Assets and liabilities are averages for the period; Capital account items are period end balances)

	(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Total assets	4,111.2	2,731.0	1,688.6	1,294.0
Loans and bills discounted	—	—	—	0.0
Securities	4,106.9	2,723.2	2,016.1	1,287.1

Total liabilities	157.4	431.0	511.6	366.0

Total stockholders’ equity	3,953.4	1,115.9	1,495.6	930.5
Capital stock	1,000.0	1,000.0	1,000.0	913.8
Capital surplus	1,882.9	1,882.9	110.8	0.0
Other capital surplus	1,001.7	1,001.7	0.0	0.0
Legal surplus	0.0	0.0	0.0	0.0
Retained earnings (Note 1)	66.4	(2,773.8)	378.4	14.4
Treasury stock	(0.8)	(1.7)	(2.6)	(0.8)

2. Income Statements

	(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Ordinary profit	16.5	(2.2)	9.2	14.4
Dividends received	15.5	2.3	12.7	18.0
Operating expenses	2.3	3.0	1.7	2.3
Personnel expenses	0.8	0.8	0.4	0.8
Non-personnel expenses	1.4	2.2	1.3	1.4

Extraordinary profits	—	—	369.7	0.0
Extraordinary loss	8.4	2,821.9	0.5	0.0

Income before income taxes	8.1	(2,824.2)	378.4	14.4

Provision for income taxes	0.9	0.0	0.0	0.0
Income taxes (deferred)	(3.4)	3.2	0.0	0.0

Net Income	10.6	(2,827.4)	378.4

3. Dividends

	(Billions of Yen; Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Profit distributable as dividends	1,067.3	—		12.3
Cash dividends	12.8	—	—	11.6
Dividend for common stock	—	—	—	—
Dividend for preferred shares (public fund portion)	11.1	—	—	11.1
Dividend for preferred shares (portion other than public funds)	1.6	—	—	5.0
Dividend per common stock	—	—	—	—
Dividend per class I preferred share	37,500	—	—	37,500
Dividend per class II preferred share	15,900	—	—	15,900
Dividend per class III preferred share	68,750	—	—	—
Dividend per class IV preferred share	18,600	—	—	18,600
Dividend per class V preferred share	19,400	—	—	19,400
Dividend per class VI preferred share	5,300	—	—	5,300
Dividend per class VII preferred share	11,500	—	—	11,500
Dividend rate per preferred share (public fund portion)	0.80%	0.00%	0.00%	0.80%
Dividend rate per preferred share (portion other than public funds)	2.22%	0.00%	0.00%	1.23%
Dividend payout ratio	240.34%	0.00%	0.00%	81.43%

4. Management Indicators

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Return on equity (net income / average stockholders’ equity)	0.27%	(122.93)%	32.14%	1.55%
Return on assets (net income /average total assets)	0.26%	(103.52)%	22.40%	1.11%

Note 1: Accumulated earnings other than legal surplus

Table 1-2 Summary of Financial Trends and projections

(Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets

(Assets and liabilities are averages for the period; Capital account items are period end balances)

	(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Total assets	82,057.6	83,760.3	79,098.3	72,520.5
Loans and bills discounted	39,740.6	38,649.4	35,983.0	39,466.0
Securities	21,462.0	22,017.5	22,645.5	22,060.0
Trading assets	2,246.2	2,115.5	1,982.4	2,343.5
Deferred tax assets (at the end of period)	1,369.6	1,090.9	893.2	1,012.3

Total liabilities	79,804.1	81,967.0	77,209.5	78,057.0
Deposits (including NCDs)	55,419.7	55,430.7	52,545.3	54,436.0
Bonds	—	—	—	0.0
Trading liabilities	1,572.0	1,458.9	1,239.6	1,600.9
Deferred tax liabilities (at the end of period)	—	—	—	0.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	69.2	67.6	82.0	69.3

Total stockholders’ equity (at the end of period)	1,961.1	2,107.7	2,614.8	2,095.9
Capital stock	1,124.1	1,539.1	1,539.1	1,474.1
Capital surplus	863.8	951.0	283.3	99.5
Other capital surplus	—	—	—	0.0
Legal surplus	23.7	24.1	24.1	24.1
Retained earnings (Note 1)	(298.4)	(667.6)	448.3	308.7
Revaluation reserve for land, net of taxes	99.5	97.1	86.3	99.2
Net unrealized gains on available-for-sale securities, net of taxes	148.3	163.9	233.5	108.8
Treasury stock	—	—	—	0.0

2. Income Statements

	(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Gross operating profit (after trust account write-offs )	1,337.3	1,282.5	626.7	1,343.1
Trust fees (after write-off)	49.6	51.3	23.9	59.2
Jointly operated designated money trust account	17.7	27.5	8.5	12.4
Credit costs (trust account) (A)	16.9	8.8	0.4	3.6
Interest income	974.9	939.0	496.0	1,045.0
Interest expenses	201.8	207.8	132.6	233.7
Fees and commissions	219.4	248.9	125.9	272.4
Trading revenue	146.6	20.2	(3.8)	120.3
Other operating income	148.4	230.7	117.2	79.7
Bonds related income	121.3	75.7	40.6	14.6

Business profit before net transfer to general reserve (B)+(A)+(C)	789.4	762.8	357.8	787.7
Business profit (B)	430.3	747.4	357.3	858.2
Less: Net transfer to general reserve (C)	342.2	6.5	0.0	(74.1)
Operating expenses	564.8	528.5	269.3	559.0
Personnel expenses	209.5	164.8	87.7	191.3
Non-personnel expenses	327.4	334.4	166.4	337.3

Credit costs (banking account)	931.5	1,023.4	33.4	333.7
Gains (losses) on stocks and other equity securities	288.5	(234.2)	11.8	0.0
Revaluation losses	12.4	406.5	9.7	0.0

Ordinary profit	(342.1)	(695.3)	269.8	483.7

Extraordinary profit	125.8	311.5	388.2	0.0
Extraordinary loss	56.7	42.1	54.1	11.0

Provision for income taxes	(0.7)	1.2	1.9	0.0
Income taxes (deferred)	34.7	273.5	151.5	164.0
Net income	(307.1)	(700.7)	450.4	308.7

3. Dividends

	(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Profit distributable as dividends	17.7	—		257.3
Cash dividends (including interim dividends)				73.5
Dividend for common stock				12.8
Dividend for preferred shares (public fund portion)				11.2
Dividend for preferred shares (portion other than public funds)				49.5
Dividend per common stock				2.5
Dividend rate per preferred share (public fund portion)				0.80%
Dividend rate per preferred share (portion other than public funds)				6.68%
Dividend payout ratio				23.82%

Note 1: Accumulated earnings other than legal surplus

4. Management Indicators

	(%)
	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Yield on interest-earning assets (A)	1.48	1.45	1.58	1.62
Loans and bills discounted (B)	1.77	1.73	1.76	1.92
Securities	0.96	0.98	1.24	1.11

Yield on interest-bearing liabilities (C)	1.01	1.05	1.20	1.10
Deposits and others (including NCDs) (D)	0.11	0.13	0.18	0.18
Expense ratio (E)	0.88	0.94	1.01	0.91
Personnel expense ratio	0.32	0.29	0.33	0.31
Non-personnel expense ratio	0.51	0.60	0.62	0.56

Profit margin of funds (A) - (C)	0.46	0.39	0.38	0.52
Profit margin between loans and deposits (B) - (D) - (E)	0.77	0.65	0.56	0.82

Non interest income ratio	34.97	30.48	28.67	35.79

OHR (Expenses/Business profit before trust account write-offs)	41.70	40.93	42.94	41.51
ROE (Net business profit before net transfer to general reserve and before trust account write-offs/ Average shareholders’ equity)	39.14	37.05	30.64	40.57
ROA (Net business profit before net transfer to general reserve and before trust account write-offs/ Average of (Total assets -Customers’ liabilities for acceptances and guarantees) )	1.00	0.95	0.95	1.09

(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))

Income Summary and Management Indicators

	(Billions of Yen)
	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Net business profit before net transfer to general reserve and before trust account write-offs	794.6	767.2	323.8	787.8

Credit related expenses (Note 1)	1,391.2	1,062.2	30.6	265.7
Gains & losses on stocks and other equity securities	329.9	(269.5)	12.2	0.0
Revaluation losses	12.4	406.5	9.7	0.0

Ordinary profit	(424.7)	(721.4)	236.3	480.8

Net income	(372.3)	(677.0)	420.9	305.8

ROE: Business profit before net transfer to general reserve/Average shareholders’ equity)	40.22%	36.84%	26.29%	40.57%

Notes:

1	Credit related expenses = Net transfer to reserve for loan losses + Credit costs + Loans written-off in trust account

Table 1-3 Earnings Trends and Projections of Trust Related Business

	(Billions of Yen)
	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Gross operating profit (A)	83.6	93.2	46.9	111.5
Corporate agency	29.3	33.0	17.6	34.8
Real estate	12.1	18.8	11.5	19.4
Asset Securitization	5.4	4.8	1.3	8.8
Pensions & Securities related	24.0	21.1	9.6	31.1
Private client service	10.4	11.7	6.9	15.6
Operating expenses to (A) (B)	50.2	48.6	24.9	49.5
Personnel expenses	21.5	19.0	9.5	20
Non-personnel expenses	27.3	27.9	14.4	27.5

(A) - (B)	33.4	44.6	21.9	62

Table 1-4 Earnings trends (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period)

(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total assets	82,553.6	78,074.5
Loans and bills discounted	37,354.4	38,175.0
Securities	21,770.7	21,777.0
Trading assets	5,298.7	1,651.9
Deferred tax assets	1,122.4	938.1

Total liabilities	79,861.2	74,866.9
Deposits (including NCDs)	54,583.5	53,278.0
Bonds	—	—
Trading liabilities	3,753.3	880.7
Deferred tax liabilities	28.7	8.5
Deferred tax liabilities related to revaluation reserve for land	75.2	90.2

Minority interests	1,512.3	1,519.8

Total stockholders’ equity	1,180.0	1,687.6
Capital stock	1,000.0	1,000.0
Capital surplus	1,233.7	—
Retained earnings	(1,325.4)	317.2
Revaluation reserve for land, net of taxes	110.5	99.0
Net unrealized gains (losses) on available-for-sale securities, net of taxes	257.5	343.2
Foreign currency translation adjustments	(93.5)	(68.4)
Treasury stock	(2.6)	(3.4)

2. Income Statements

	(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total income	2,305.3	1,113.7
Interest income	1,017.1	527.8
Fees and commissions income	496.5	255.3
Trading revenue	55.5	23
Other operating income	447.6	212.9
Other income	237.1	70.9

Total expenses	2,802.2	758.5
Interest expenses	213.7	154.0
Fees and commissions expenses	71.3	39.3
Trading expenses	1.6	8.8
Other operating expenses	212.4	89.5
General and administrative expenses	730.4	379.1
Other expenses	1,572.5	87.5
Loans written-off	554.7	31.8
Net transfer to loan loss reserves	—	—
Net transfer to general reserve	—	—
Net transfer to specific reserve	—	—

Ordinary profit	(496.8)	355.2

Extraordinary profit	311.3	301.4
Extraordinary losses	49.0	90.2

Income before income taxes and minority interests	(234.5)	566.4
Provision for income taxes	17.8	32.0
Income taxes (deferred)	280.1	120.3
Minority interests in net income	21.9	3.0
Net income	(554.5)	411.0

Table 2 Trends in BIS Capital Ratio

(UFJ Holdings consolidated)

	(Billions of Yen)
	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Interim 3/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Capital stock	1,000.0	1,000.0	1,000.0	913.8
Preferred shares (non-cumulative) (Note 1)	—	—	—	—
Capital surplus	1,233.7	1,233.7	—	(649.2)
Retained earnings	(774.9)	(1,327.1)	317.2	804.2
Minority shareholders’ interest in consolidated subsidiaries	821.4	1,507.4	1,514.4	1,517.9
Preferred securities	616.1	613.2	619.6	614.6
Net unrealized gains (losses) on available-for-sale securities, net of taxes	—	—	—	—
Treasury stocks	(2.2)	(2.6)	(3.4)	(2.1)
Foreign currency transaction adjustments	(91.4)	(93.5)	(68.4)	(94.0)
Goodwill	(2.0)	(1.1)	(0.7)	(1.9)
Consolidation adjustments account	(9.2)	(3.0)	—	(7.7)
Others	—	—	—	—
Total of Tier I	2,175.2	2,313.4	2,759.0	2,481.0
(deferred tax amount)	(1,395.7)	(1,093.6)	(929.6)	(1,023.3)
Unrealized profits on available-for-sale securities after 55% discount	137.2	183.2	242.5	125.7
Excess of Land Revaluation after 55% discount	85.4	83.5	85.1	85.4
General reserve for credit losses	577.3	542.5	532.4	576.4
Perpetual subordinated bonds and loans	311.9	312.5	197.7	161.1
Others	—	—	—	—
Total of Upper Tier II	1,112.0	1,121.9	1,057.8	948.6
Subordinated bonds and loans with fixed maturity	1,359.8	1,246.4	1,242.1	1,066.1
Others	—	—	—	—
Total of Lower Tier II	1,359.8	1,246.4	1,242.1	1,066.1
Total of Tier II	2,471.8	2,368.3	2,300.0	2,014.7
Amount included in total capital	2,175.2	2,278.6	(2,300.0)	(2,014.7)
Tier III	—	—	—	—
Deduction	(81.9)	(78.9)	(85.4)	(72.7)

Total capital	4,268.6	4,513.1	4,973.6	4,423.0

	(Billions of Yen)

Risk-weighted assets	46,185.9	43,405.9	42,596.8	46,108.2
Balance sheet items	42,952.2	39,064.8	38,141.4	42,874.6
Off balance sheet items	2,310.6	3,440.3	4,040.1	2,310.6
Others (Note 2)	923.0	900.7	415.2	923.0

	(%)
BIS risk adjusted capital ratio	9.24	10.39	11.67	9.59
Tier I ratio	4.70	5.32	6.47	5.38

Notes:

1.	As the company’s capital stock cannot be subdivided by class of stock the amount of non-cumulative irredeemable preference stock has not been recorded.
2.	Market risk equivalent amount divided by 8%

Table 5 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Retail Banking (UFJ Bank)	82.8	50.7
Gross operating profit	292.0	150.6
G&A expenses	(209.1)	(99.9)

Corporate Banking (UFJ Bank)	383.2	171.9
Gross operating profit	598.1	278.3
G&A expenses	(214.9)	(106.4)

Global Banking & Trading (UFJ Bank)	124.7	57.4
Gross operating profit	171.5	79.1
G&A expenses	(46.9)	(21.8)

UFJ Trust Bank	85.7	36.8
Gross operating profit	157.1	72.2
G&A expenses	(71.4)	(35.3)

Other divisions	86.4	41.1

Total business profit (gyomu jun-eki)	762.8	357.8

(Consolidated)

(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Retail Banking (UFJ Bank)	109.5	65.5
Gross operating profit	411.3	212.3
G&A expenses	(301.8)	(146.8)

Corporate Banking (UFJ Bank)	392.5	176.8
Gross operating profit	619.4	289.6
G&A expenses	(227.0)	(112.8)

Global Banking & Trading (UFJ Bank)	123.1	62.2
Gross operating profit	184.2	92.7
G&A expenses	(61.1)	(30.6)

UFJ Trust Bank	87.4	37.6
Gross operating profit	162.3	74.6
G&A expenses	(74.9)	(37.0)

Asset Management Group	2.3	1.4
Gross operating profit	10.8	6.3
G&A expenses	(8.5)	(4.9)

Securities & Investment Banking Group	11.6	7.7
Gross operating profit	58.8	34.0
G&A expenses	(47.2)	(26.4)
Other divisions	86.4	41.1

Total business profit (gyomu jun-eki)	812.7	392.2

Note:	Figures are for core business units on a managerial accounts basis. As scope of the core business units has been partially revised, figures for the period to 3/2005 have been recorded on the revised basis.

Table 6 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors, Statutory Auditors and Employees

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Number of directors and statutory auditors	21	21	19	22
Non full-time directors and statutory auditors	10	11	10	11
Directors	16	16	14	17
Non full-time directors	6	7	6	7
Statutory auditors	5	5	5	5
Non full-time statutory auditors	4	4	4	4
Number of employees *	20,395	19,582	19,751	19,709

*	Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies.
Excludes contract, part-time, and temporary employment agency workers.

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Head office and domestic branches*	398	398	398	398
Overseas bases**	17	18	18	18
(For reference) Overseas subsidiaries	13	13	12	13

*	The number excludes representative offices, agencies, and virtual offices such as those specialized to maintain only designated accounts for transfers and joint-use ATM administration offices.
**	Excluding agencies and representative offices

Personnel Expenses

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Personnel expenses (millions of yen)	210,461	165,716	88,147	192,200
Salaries and bonuses (millions of yen)	120,036	112,112	56,280	115,600
Average monthly salary (thousands of yen)	480	480	491	480

Average age is 37.4 years (as of September 30, 2005)

Remuneration and Bonuses for Directors and Statutory Auditors

(Millions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Total remuneration and bonuses*	394	228	83	330
Remuneration	394	228	83	330
Bonuses	0	0	0	0

Average remuneration and bonuses (for full-time)	22	13	5	18

Average retirement allowance	13	0	0	0

*	Aggregate amount of personnel expenses and profit distribution including ‘employee portion’ for directors who are concurrently ‘employees.’

Non-Personnel Expenses

(Millions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Interim 9/2005 (Actual)	Fiscal Year 3/2006 (Plan)
Non-personnel expenses	326,554	333,651	166,009	336,400
System related expenses*	120,174	128,095	65,115	135,000
Other than system related expenses	206,380	205,556	100,894	201,400

*	Recorded on an actual basis including leases

Personnel Expenses and Non-Personnel Expenses

(Millions of Yen)

Personnel Expenses and Non-personnel expenses	537,015	499,367	254,156	528,600

Table 8 Outline of Committees in UFJ Holdings

UFJ Holdings

Committee	Chairperson	Members	Dept. in charge	Frequency	Purpose
Shareholder’s Meeting	President & CEO	Shareholders	General Affairs Dept.	Annual	Resolutions concerning the Commercial Law, the Articles of Incorporation and others as the highest decision-making meeting

Board of Corporate Auditors	corporate auditor	Corporate auditors	Secretariat of Corporate Auditors	6 times per year	Review, discuss and decide important issues regarding auditing

Board of Directors	President & CEO	Directors (Include external directors)	Secretariat	Monthly	Final decision-making involving the group’s management policies, strategies, plans and other important matters; monitoring of the management of business activities

Nomination Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding personnel in senior management positions

Compensation Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding the evaluation and compensation of executive officers and other management. Also evaluates the performance of the President of the holding company.

Group Audit & Compliance Committee	external director	2 external directors and 1 attorney at law	Secretariat	4 times per year	Monitors the status of internal control systems and compliance at group companies. Also holds discussions regarding basic matters of internal auditing policy

Group Management Committee	President & CEO	executive officers in charge of Group Planning Dept., Risk Management Dept., Compliance Dept. and others	Group Planning Dept.	48 times per year

Group Risk Management Committee	executive officer in charge of Risk Management Dept.	Executive officer in charge of Group Planning Dept., corporate auditors, general managers of departments including Group Planning, Risk Management , Public Relation, General Affairs	Risk Management Dept.	Quarterly	Holds discussions regarding risk management policies and procedures and risk profile of group companies

Table 8 Outline of Committees in UFJ Holdings (Continued)

Committee	Chairperson	Members	Depts. in charge	Frequency	Purpose

Follow-Up Meeting for the Plan to Revitalize Management	President & CEO	(HD) President & CEO, executive officers, general manager and assistant general maneger of Group Planning Dept., (UFJ Bank) President & CEO, exective officer and general manager in charge of corporate planning (UFJ Trust) President, exective officer and general manager in charge of corporate planning external specialists	Group Planning Dept.	Monthly	Follows up progress in the Plan to Revitalize Management

Group Management Meeting	President & CEO	(HD) President & CEO, executive officers, general manager and assistant general maneger in charge of Group Planning Dept., (UFJ Bank) exective officer and general manager in charge of corporate planning (UFJ Trust) President, exective officer and general manager in charge of corporate planning external specialists	Group Planning Dept.	Monthly	Holds discussions and share information regarding group issues

Advisory Committee	external director	external directors, external corporate auditors, external specialists (Observer) President & CEO, other exective officers	Group Planning Dept.	Biannualy	Advises on group management

Table 10 Loans and Bills Discounted (Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance)

	(Billions of Yen)

	3/2005 Actual (A)	9/2005 Actual (B)	3/2006 Plan (C)
Domestic Loans
including impact loans	35,105.7	35,337.8	34,875.6
excluding impact loans	34,783.8	35,087.1	34,553.7
Loans to small- & mid-sized companies (Note 1)
including impact loans	12,527.2	12,021.9	11,562.5
excluding impact loans	12,470.9	11,978.7	11,506.2
Loans guaranteed by credit guarantee associations	779.8	730.2	779.8
Loans to individuals (excluding loans to provide funds to run business)	9,454.4	9,580.8	10,168.4
Housing loans	7,904.1	8,141.1	8,820.9
Others	13,124.0	13,735.1	13,144.6
Overseas loans	1,752.3	1,857.9	1,699.5

Total	36,858.0	37,195.7	36,575.1

(Amount of change, actual figures after adjustment items in the table below)

(Billions of Yen)

	Fiscal Year 9/2005 Actual (B-A+D)	Fiscal Year 3/2006 Plan (C-A+E)
Domestic Loans
including impact loans	1,040.8	922.8
excluding impact loans	1,117.3	922.8
Loans to small- & mid-sized companies (Note 1)
including impact loans	6.8	10.0
excluding impact loans	19.9	10.0

Note:

1	Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants) [Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]

(Adjustment items <for the figures excluding impact loans>)

	(Billions of yen)

	Fiscal Year 9/2005 Actual (D)	Loans to small & mid-sized companies	Fiscal Year 3/2006 Plan (E)	Loans to small & mid-sized companies
Disposal of problem loans	485.8	(315.0)
Loans written-off (Note 1)	0.1	(0.1)
Partial direct written off (Note 2)	51.2	(37.2)
Loss on sales of assets to RCC (Note 3)	3.6	(3.5)
Bulk sales, etc	134.0	105.2
Others (Note 4)	296.9	(169.0)
Loans securitized / sold (Note 5)	(73.4)	(110.7)
Privately placed bonds, etc (Note 6)	395.9	(302.1)
Subsidiaries, etc (Note 7)	5.7	(5.7)

Total	814.0	(512.1)	1,152.9	(974.7)

Notes:

1	Direct write-offs non-taxable
2	Partial direct write-offs implemented during the fiscal year
3	Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
4	Amount decreased through other disposal of loans
5	Mainly securitization of normal loans
6	Substantial loans, including subscription of privately placed bonds
7	Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method

Table 13 Loan Classification under the Financial Reconstruction Law (UFJ Bank + UFJ Trust + UFJSP)

(Non-consolidated/Consolidated)

Banking account

	(Billions of Yen)

	3/2005		9/2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Bankrupt and quasi-bankrupt	174.0	239.0	114.6	171.9
Doubtful	672.8	695.4	647.8	671.6
Sub-standard	851.6	1,013.6	636.9	725.7

Sub total	1,698.5	1,948.1	1,399.4	1,569.3
Normal*	39,387.4	39,433.2	40,637.1	40,607.6

Total	41,086.0	41,381.3	42,036.5	42,176.9

Trust account
	(Billions of Yen)

	3/2005		9/2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Bankrupt and quasi-bankrupt	1.7	1.7	—	—
Doubtful	4.4	4.4	—	—
Sub-standard	11.5	12.5	—	—

Sub total	17.7	18.6	—	—
Normal	528.2	527.3	30.4	30.4

Total	546.0	546.0	30.4	30.4

Reserves
	(Billions of Yen)

	3/2005		9/2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
General reserve	971.5	1,039.4	569.6	670.3
Specific reserve	377.0	432.9	277.9	371.1
Specific reserve for loans to refinancing countries	1.6	0.4	0.0	0.0
Total loan loss reserve	1,350.2	1,472.8	847.6	1,041.4
Reserve for contingent liabilities related to loans sold	—	—	—	—
Reserve for supporting specific borrowers	—	—	—	—
Sub total	1,350.2	1,472.8	847.6	1,041.4

Special reserve for Loan Trust	3.4	3.4	2.9	2.9
Reserve for possible impairment of principal	—	—	0.1	0.1
Sub total	3.4	3.4	3.0	3.0

Total	1,353.7	1,476.3	850.7	1,044.4

Notes:

*	As the consolidated figure for ‘normal ‘ loans of UFJ Bank is not calculated the non-consolidated figure has been recorded.

Table 14 Risk Monitored Loans (Non-consolidated/Consolidated) (UFJ Bank + UFJ Trust + UFJSP)

Banking account

	(Billions of Yen)

	3/2005		9/2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Loans to bankrupt/quasi-bankrupt borrowers (A)	27.3	35.7	27.4	34.7
Other delinquent loans (B)	770.5	841.7	688.1	750.8
Loans past due 3 months or more (C)	51.2	52.2	6.0	6.7
Restructured loans (D)	800.4	961.4	630.8	719.0
Loans with concessionary reduction of interest	7.7	7.7	8.0	8.0
Loans with concessionary rescheduling of interest payment	0.9	0.9	—	—
Loans with concessionary support to borrowers	430.9	430.9	343.6	343.6
Loans with concessionary rescheduling of principal repayment	360.7	360.7	269.1	269.9
Others	—	161.0	9.9	97.3
Total (E) = (A) + (B) + (C) + (D)	1,649.5	1,891.1	1,352.5	1,511.3
Partial direct write-offs	(1,063.2)	(1,204.1)	793.8	915.6
Ratio : (E) / Total loans	4.5%	5.0%	3.6%	3.9%

Trust account
	(Billions of Yen)

	3/2005		9/2005
	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Loans to bankrupt/quasi-bankrupt borrowers (A)	—	—	—	—
Other delinquent loans (B)	6.8	6.8	—	—
Loans past due 3 months or more (C)	0.8	0.8	—	—
Restructured loans (D)	10.0	10.9	—	—
Loans with concessionary reduction of interest	1.6	1.6	—	—
Loans with concessionary rescheduling of interest payment	—	—	—	—
Loans with concessionary support to borrowers	1.3	1.3	—	—
Loans with concessionary rescheduling of principal repayment	6.9	7.9	—	—
Others	—	—	—	—
Total (E) = (A) + (B) + (C) + (D)	17.7	18.6	—	—
Partial direct write-offs
Ratio : (E) / Total loans	3.2%	3.4%	—	—

Table 15 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP,and UFJ Trust)

	(Billions of Yen)
	FY 3/2005 Actual	Interim 9/2005 Actual
Credit costs (A)	1,143.3	86.9
Banking account	1,134.5	86.4
Net transfer to specific reserve	117.1	58.0
Loans written-off and others (C)	1,018.2	30.1
Loans written-off	527.4	25.6
Loss on sales of loans to CCPC	—	—
Loss on sales of assets to RCC (Note 1)	5.4	1.2
Loss on sales of other loans	127.6	3.2
Loss on supporting specific customers	357.6	0.0
Transfer to reserve for contingent liabilities related to loans sold	—	—
Transfer to reserve for possible losses on support of specific borrowers	(0.0)	—
Transfer to specific reserve for loans to refinancing countries	(0.8)	(1.7)
Trust account	8.8	0.4
Loans written-off and others (D)	8.8	0.4
Loans written-off	9.5	1.5
Loss on sales of loans to CCPC	—	—
Loss on sales of assets to RCC (Note 1)	—	—
Loss on sales of other loans	(0.6)	(1.0)
Net transfer to general reserve (B)	(298.4)	(402.3)
Total (A) + (B)	844.9	(315.4)

<For reference>
Direct write-offs through reversal of loan loss reserve (E)	510.1	163.3
Gross direct write-offs (C) + (D) + (E)	1,537.2	194.0

Notes: 1	Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

(Consolidated)	(Billions of Yen)
	FY 3/2005 Actual	Interim 9/2005 Actual
Credit costs (A)	1,198.3	154.9
Banking account	1,189.5	154.4
Net transfer to specific reserve	104.8	117.2
Loans written-off and others (C)	1,086.3	37.6
Loans written-off	554.7	31.8
Loss on sales of loans to CCPC	—	—
Loss on sales of assets to RCC (Note 1)	5.4	1.2
Loss on sales of other loans	168.4	4.5
Loss on supporting specific customers	357.6	0.0
Transfer to reserve for contingent liabilities related to loans sold	—	—
Transfer to reserve for possible losses on support of specific borrowers	(0.0)	—
Transfer to specific reserve for loans to refinancing countries	(1.6)	(0.4)
Trust account	8.8	0.4
Loans written-off and others (D)	8.8	0.4
Loans written-off	9.5	1.5
Loss on sales of loans to CCPC	—	—
Loss on sales of assets to RCC (Note 1)	—	—
Loss on sales of other loans	(0.6)	(1.0)
Net transfer to general reserve (B)	(274.9)	(369.5)
Total (A) + (B)	923.4	(214.6)

<For reference>
Direct write-offs through reversal of loan loss reserve (E)	528.2	200.8
Gross direct write-offs (C) + (D) + (E)	1,623.3	239.0

Note: 1	Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

Table 17 Bankruptcies during the Interim Period Ended September 30, 2005

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

Internal rating	Internal credit rating as of one year prior to bankruptcy (Note 4)		Internal credit rating as of half year prior to bankruptcy (Note 5)
	Number of Bankruptcies	Amount (Note 2) (Billions of Yen)	Number of Bankruptcies	Amount (Note 2) (Billions of Yen)
<1>	—	—	—	—
<2>	—	—	—	—
<3>	—	—	—	—
<4>	—	—	—	—
<5>	3	0.4	1	0.2
<6>	6	1.1	2	0.5
<7>	10	9.3	11	3.2
<8>	17	3.9	13	3.4
<9>	17	9.0	18	7.9
<10>	3	1.8	12	10.1
No rating (Note 3)	16	1.2	15	1.3
Total	72	26.5	72	26.5

Notes:

1.	Excluding cases where credit amount is less than 50 million yen.
2.	Amounts are based on loan balances.
3.	Including (1) individuals and individual business owners (with only housing loans, etc.) and (2) companies with only loans guaranteed by credit gurantee associations, etc.) to which the internal credit rating criteria do not apply
4.	Internal rating one fiscal year prior to bankruptcy: Rating as at end of September 2004.
5.	Internal rating one fiscal half year prior to bankruptcy: Rating as at end of March 2005.

<For	reference>
Loan	Classification under the Financial Reconstruction Law

(Billions of Yen)
Interim 2005 Actual
Bankrupt and quasi-bankrupt	114.6
Doubtful	647.8
Sub-standard	636.9
Normal	40,667.5
Total	42,067.0

Table 18 Unrealized Gains and Losses on Securities

(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities)	(Billions of Yen)

	September 30, 2005
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss
		Net	Gain	Loss
Held-to-Maturity Securities
Securities	—	—	—	—
Bonds	—	—	—	—
Stock	—	—	—	—
Others	—	—	—	—
Money Held in Trust	—	—	—	—

Securities Issued by Subsidiaries and Affiliates
Securities	139.8	37.5	44.3	6.7
Bonds	—	—	—	—
Stock	137.3	36.7	43.5	6.7
Others	2.5	0.7	0.7	—
Money Held in Trust	—	—	—	—

Available-for-Sale Securities
Securities	17,843.6	385.7	596.9	211.2
Bonds	12,950.7	(76.9)	4.3	81.3
Stock	2,016.7	499.0	532.5	33.5
Others	2,876.1	(36.3)	59.9	96.3
Money Held in Trust	11.8	0.3	0.3	—

(Others)	(Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss
			Net	Gain	Loss
Commercial-use premises (Note 1)	262.3	170.2	(92.1)	—	—
Other premises	—	—	—	—	—
Other assets (Note 2)	—	—	—	—	—

Notes:

1.	Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation in March and October.
2.	Gains/losses of contingent liabilities such as debt guarantee and derivatives transactions,are included.

Table 18 Unrealized Gains and Losses on Securities (Consolidated)

(Securities)	(Billions of Yen)

	September 30, 2005
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss
		Net	Gain	Loss
Held-to-Maturity Securities
Securities (Note 1)	89.4	(0.4)	0.2	0.7
Bonds	54.5	(0.4)	0.0	0.4
Stock	—	—	—	—
Others	34.9	(0.0)	0.1	0.2
Money Held in Trust	—	—	—	—

Securities Issued by Subsidiaries and Affiliates
Securities (Note 1)	63.6	53.2	55.9	2.7
Bonds	—	—	—
Stock	58.8	54.7	55.9	1.2
Others	4.7	(1.4)	—	1.4
Money Held in Trust	—	—	—	—

Available-for-Sale Securities
Securities (Note 1)	18,411.1	529.3	748.5	219.1
Bonds	13,125.6	(76.4)	5.5	81.9
Stock	2,080.2	640.0	679.7	39.6
Others	3,205.2	(34.3)	63.2	97.5
Money Held in Trust	11.8	0.3	0.3	—

(Others)	(Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss
			Net	Gain	Loss
Commercial-use premises (Note 2)	289.4	208.3	(81.0)	—	—
Other premises	—	—	—	—	—
Other assets (Note 3)	—	—	—	—	—

Notes:

1.	Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation in March and October
2.	Gains/losses of contingent liabilities such as debt guarantee and derivatives transactions,are included.

Table 19 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

	(Billions of Yen)

	Contract Amount/ Notional Principal Amount		Credit Risk (Equivalent Amount)
	3/2005	9/2005	3/2005	9/2005
Financial futures	94,312.7	30,970.8	—	—
Interest rate swaps	160,925.8	131,188.9	2,279.1	1,684.5
Currency swaps	6,889.2	22,421.5	466.6	1,252.8
Foreign exchange futures	8,639.3	8,566.1	149.4	228.9
Interest rate options bought	21,145.8	6,552.4	158.3	119.2
Currency options bought	5,158.8	4,957.9	331.9	293.1
Other derivative instruments	30,905.3	12,998.3	155.4	152.8
Effect of netting	—	—	(1,516.3)	(1,758.8)

Total	327,977.3	217,656.2	2,024.5	1,972.7

*	Based on the BIS standard. In addition, transactions on exchanges and contracts within 2 weeks are included.

Table 20 Credit Composition (as of September 30, 2005)

(Combined figures of UFJ Bank, UFJSP and UFJ Trust)

	(Billions of Yen)

	Counterparties rating equivalent to BBB/Baa or higher	Counterparties rating equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent	1,273.0	629.1	26.1	1,928.3
Credit cost	0.2	7.2	0.5	8.0
Credit risk amount	1.6	14.6	1.0	17.4

—Credit risk exposure equivalents are calculated by the current method based on the BIS standards.

—Translations of foreign currency amounts into yen are at the ask-bid mid point at the end of the corresponding month.

—Foreign exchange futures with contract periods of less than two weeks are excluded.

—Our internal credit rating consists of 15 ratings and a rating of 3 or above is considered the equivalent of BBB/Baa or above, and a rating of 4 or below the equivalent of BB/Ba or below.

—Others includes contracts with individuals and credit exposure equivalent to companies with no rating.